Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-168730

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated August 30, 2010)

4,297,495 Shares

Common Stock

This Prospectus Supplement No. 4 supplements the prospectus dated August 30, 2010, or the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-168730). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 22, 2011 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the disposition from time to time by Azimuth Opportunity, Ltd., or Azimuth, or its permitted transferees or other successors-in-interest, of up to 4,297,495 shares of our common stock. We are not selling any common stock under the Prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by Azimuth.

Our common stock is listed on The NASDAQ Global Market under the symbol “OMER.” On February 18, 2011, the last reported sale price of our common stock on The NASDAQ Global Market was $6.61.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 22, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 15, 2011

OMEROS CORPORATION

(Exact name of registrant as specified in its charter)

Washington	001-34475	91-1663741
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1420 Fifth Avenue, Suite 2600

Seattle, Washington 98101

(Address of principal executive offices, including zip code)

(206) 676-5000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On March 3, 2010, Omeros Corporation (“Omeros”) and DAIICHI SANKYO CO., LTD., successor in interest to Asubio Pharma Co., LTD. (“DAIICHI SANKYO”), entered into a License Agreement (the “Agreement”) pursuant to which Omeros received an exclusive license to phosphodiesterase-7 (“PDE7”) inhibitors claimed in certain patents and pending patent applications owned by DAIICHI SANKYO for use in the treatment of movement disorders and other specified indications (the “Field”). Omeros and DAIICHI SANKYO have executed an amendment to the Agreement with an effective date of January 5, 2011 (“Amendment 1”) pursuant to which the Field has been expanded to include addiction and compulsive disorders.

Pursuant to Amendment 1, the development and sales milestones under the Agreement have also been expanded to cover two separate indications for the licensed PDE7 inhibitors, with movement disorders and other specified indications within the original Field defined as one indication and addiction and compulsive disorders defined as the second indication. Additionally, the aggregate total of milestone payments potentially payable by Omeros to DAIICHI SANKYO has increased to $30.2 million for the two indications from $23.5 million for only one indication. If only one of the two indications is advanced through the milestones, the total milestone payments would remain at $23.5 million. These development and sales milestone payments are payable upon the achievement of certain events related to each of the two separate indications, such as successful completion of preclinical toxicology studies; dosing of human subjects in Phase 1, 2 and 3 clinical trials; receipt of marketing approval of a PDE7 inhibitor product; and reaching specified sales milestones. No other material terms of the Agreement were amended by Amendment 1.

The foregoing description of Amendment 1 is only a summary of its material terms and does not purport to be complete. For a summary of the other terms of the Agreement, please see the Current Report on Form 8-K filed by Omeros on March 9, 2010.

Item 9.01	Financial Statements and Exhibits.

  (d) Exhibits.

Exhibit Number	Description

99.1	Press release dated February 22, 2011 announcing the amendment to the License Agreement between Omeros Corporation and DAIICHI SANKYO CO., LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OMEROS CORPORATION

By:	/s/ Gregory A. Demopulos
Gregory A. Demopulos, M.D.

President, Chief Executive Officer, and Chairman of the Board of Directors

Date: February 22, 2011

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated February 22, 2011 announcing the amendment to the License Agreement between Omeros Corporation and DAIICHI SANKYO CO., LTD.

Exhibit 99.1

Omeros Announces Expansion of Exclusive License to PDE7 Inhibitors from Daiichi—Sankyo

— Promising Data for the Treatment of Addiction and Compulsive Disorders —

Seattle, Washington – February 22, 2011 – Omeros Corporation (NASDAQ: OMER) today announced that its exclusive license to phosphodiesterase 7 (PDE7) inhibitors from Daiichi—Sankyo Co., Ltd. has been amended to include addiction and compulsive disorders in the field of use. Omeros’ PDE7 program was founded on the Company’s discovery of a previously unknown link between PDE7 and any movement disorder, such as Parkinson’s disease. Omeros believes that it also is the first to link PDE7 to any addiction or compulsive behavior, and is now advancing PDE7 inhibitors for the treatment of these as well as movement disorders. Omeros is collaborating on this program with both the National Institute on Drug Abuse (NIDA) and The Michael J. Fox Foundation.

“We are pleased to announce our agreement with Daiichi—Sankyo and the additional therapeutic focus of our PDE7 program,” stated Gregory A. Demopulos, M.D., chairman and chief executive officer of Omeros. “From the advanced Daiichi compounds we have already selected a clinical candidate, and we expect that addiction will provide us with a faster and less expensive development pathway for our PDE7 program. We are collaborating with NIDA on additional studies that will evaluate our compounds in addiction, and we look forward to working with NIDA to advance this program through the clinic.”

PDE7 appears to modulate the dopaminergic system, which plays a significant role in regulating both movement and addiction. Omeros believes that PDE7 inhibitors could be effective therapeutics for the treatment of movement disorders as well as addiction and compulsive disorders. Omeros has shown in animal models of cocaine addiction that PDE7 inhibitors reduce cocaine self-administration, inhibit relapse induced by cues and stress, and facilitate drug abstinence in previously addicted animals. Importantly, no effect on normal feeding was observed in the cocaine studies, suggesting that PDE7 inhibitors selectively reduce addiction-related behaviors. In a similarly well-established animal model of binge eating, Omeros’ PDE7 inhibitors demonstrated equally robust efficacy, again showing no effect on normal feeding behavior.

Omeros’ PDE7 Program Expands its Addiction Franchise

As previously announced, Omeros is evaluating peroxisome proliferator-activated receptor gamma (PPARg) agonists for the treatment of addiction in two Phase 2 clinical studies being conducted by researchers at the New York State Psychiatric Institute. NIDA is funding substantially all costs of these studies, which are evaluating the effects of PPARg agonists on oxycontin and heroin use. Pilot human and preclinical data suggest that PPARg agonists may be most effective in the treatment of addiction to opioids, alcohol and nicotine, and that they are less effective for treating addiction to psychostimulants such as cocaine and methamphetamine. In contrast, preclinical data suggest that PDE7 inhibitors may be effective in the treatment of addiction to cocaine and methamphetamine, nicotine and compulsive behaviors. Together, the PPARg and PDE7 programs provide Omeros with a potentially broad franchise of drug treatments for addiction and compulsive disorders.

About Omeros Corporation

Omeros is a clinical-stage biopharmaceutical company committed to discovering, developing and commercializing products focused on inflammation, bleeding and disorders of the central nervous system. The Company’s most clinically advanced product candidates are derived from its proprietary PharmacoSurgery™ platform designed to improve clinical outcomes of patients undergoing a wide range of surgical and medical procedures. Omeros has six ongoing clinical development programs, including four from its PharmacoSurgery™ platform, the most advanced of which is in a Phase 3 clinical program, and two from its addiction franchise. Omeros may also have the near-term capability, through its GPCR program, to add a large number of new drug targets and their corresponding compounds to the market. Behind its clinical candidates and GPCR platform, Omeros is building a diverse pipeline of protein and small-molecule preclinical programs targeting inflammation, bleeding and central nervous system disorders.

Forward-looking Statements

This press release contains forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995, which are subject to the “safe harbor” created by those sections. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release and include Omeros’ belief that PDE7 inhibitors could be effective therapeutics for the treatment of movement disorders as well as addiction and compulsive disorders, that addiction could provide a faster and less expensive development pathway for the PDE7 program, that NIDA will work with Omeros to advance the PDE7 program through the clinic, that the PPARg and PDE7 programs provide Omeros with a potentially broad franchise of drug treatments for addiction and compulsive disorders, and that Omeros may also have the near-term capability, through its GPCR program, to add a large number of new drug targets and their corresponding compounds to the market. Omeros’ actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements publicly, even if new information becomes available in the future.

Contact:

Jennifer Cook Williams

Cook Williams Communications, Inc.

Investor and Media Relations

360-668-3701

jennifer@cwcomm.org

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